Exhibit 99.1

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2025

	As of September 30, 2024	As of March 31, 2025	As of March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	20,618,058	21,273,012	2,931,499
Restricted cash	154,072	93,000	12,816
Accounts receivable (net of allowance of RMB641,101 and RMB738,023 as of September 30,2024 and March 31, 2025, respectively)	12,677,175	17,054,250	2,350,138
Other receivable (net of allowance of RMB2,630 and nil as of September 30, 2024 and March 31, 2025, respectively)	247,550	330,690	45,570
Amounts due from related parties	4,525,495	3,826,469	527,302
Contract assets-current (net of allowance of RMB2,292,498 and RMB2,604,481 as of September 30, 2024 and March 31, 2025, respectively)	123,079,151	143,633,239	19,793,190
Prepaid expenses and other current assets	6,155,161	8,083,461	1,113,931
Total current assets	167,456,662	194,294,121	26,774,446

Non-current assets
Property, plant and equipment, net	97,359	90,242	12,436
Deferred tax assets	572,187	634,369	87,418
Operating lease right-of-use assets	127,163	32,161	4,432
Contract assets- non-current, net	4,824,870	4,348,188	599,196
Total non-current assets	5,621,579	5,104,960	703,482

TOTAL ASSETS	173,078,241	199,399,081	27,477,928

LIABILITIES

Current liabilities
Short-term borrowing	-	10,000,000	1,378,037
Accounts payable	26,759,291	22,038,550	3,036,993
Contract liabilities	255,740	2,337,063	322,056
Accrued expenses and other current liabilities	108,867,471	128,316,651	17,682,507
Amounts due to related parties	14,446,857	610,730	84,161
Income tax payable	5,277,938	7,153,482	985,776
Operating lease liabilities, current portion	95,003	-	-
Total current liabilities	155,702,300	170,456,476	23,489,530
Non-current liabilities
Total non-current liabilities	-	-	-

TOTAL LIABILITIES	155,702,300	170,456,476	23,489,530
SHAREHOLDERS’ EQUITY
Stock Subscription Receivable	(14,043)	(14,521)	(2,001)
Ordinary shares subscribed (US$0.0001 par value, 500,000,000 shares authorized as of September 30, 2024 and March 31, 2025; 20,011,132 shares issued and outstanding as of September 30, 2024 and March 31, 20251)	14,043	14,521	2,001
Statutory reserve	3,267,815	4,424,481	609,710
Retained earnings	14,108,126	24,518,124	3,378,688
TOTAL SHAREHOLDERS’ EQUITY	17,375,941	28,942,605	3,988,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	173,078,241	199,399,081	27,477,928

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

(1)	Giving retroactive effect to Reorganization transactions.

II-1

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND MARCH 31,2025

	Six Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Revenues	92,845,812	102,175,246	14,080,125

Cost of revenues	78,385,993	85,456,746	11,776,254

Gross profit	14,459,819	16,718,500	2,303,871

Operating expenses:
Selling, general and administrative expenses	3,988,800	3,105,980	428,015
Total operating expenses	3,988,800	3,105,980	428,015

Operating income	10,471,019	13,612,520	1,875,856

Interest (expense) income, net	6,152	(936)	(129)
Other income, net	-	263	36
Income before income taxes	10,477,171	13,611,847	1,875,763
Income tax expenses	1,589,833	2,045,183	281,834

Net income	8,887,338	11,566,664	1,593,929
Other comprehensive income, net of tax of nil:	-	-	-
Comprehensive income	8,887,338	11,566,664	1,593,929

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

II-2

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

	Ordinary shares		Stock Subscription Receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	(Accumulated deficit)/Retained earnings	Total Julong Holding Limited shareholders’ equity	Non-controlling interest	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2023	20,011,132	14,600	(14,600)	52,000,000	1,560,196	-	5,838,058	59,398,254	-	59,398,254
Net income for the year	-	-	-	-	-	-	8,887,338	8,887,338	-	8,887,338
Provision of statutory reserve	-	-	-	-	888,734	-	(888,734)	-	-	-
Reorganization in February 2024	-	-	-	(52,000,000)	-	-	(7,098,500)	(59,098,500)	-	(59,098,500)
Foreign currency translation adjustment	-	(151)	151	-	-	-	-	-	-	-
Balance as of March 31, 2024	20,011,132	14,449	(14,449)	-	2,448,930	-	6,738,162	9,187,092	-	9,187,092
Balance as of September 30, 2024	20,011,132	14,043	(14,043)	-	3,267,815	-	14,108,126	17,375,941	-	17,375,941
Net income for the year	-	-	-	-	-	-	11,566,664	11,566,664	-	11,566,664
Provision of statutory reserve	-	-	-	-	1,156,666	-	(1,156,666)	-	-	-
Foreign currency translation adjustment	-	478	(478)	-	-	-	-	-	-	-
Balance as of March 31, 2025	20,011,132	14,521	(14,521)	-	4,424,481	-	24,518,124	28,942,605	-	28,942,605

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

II-3

JULONG HOLDING LIMITED

UNAUITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

	Six Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,887,338	11,566,664	1,593,929
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	17,690	7,117	981
Amortization of the right-of-use assets	90,695	95,003	13,092
Provision of allowance for doubtful accounts	280,208	94,292	12,994
Provision of allowance for contract assets	95,174	311,983	42,992

Changes in operating assets and liabilities
Accounts receivable	(986,247)	(4,473,997)	(616,533)
Other receivable	(97,484)	(80,510)	(11,095)
Prepaid expenses and other current assets	644,397	(759,161)	(104,615)
Contract assets	7,890,313	(20,866,070)	(2,875,421)
Amount due from related parties	20,841,246	699,026	96,328
Deferred tax assets	(56,182)	(62,182)	(8,569)
Non-current assets	(472,905)	476,681	65,688
Accounts payable	11,417,068	(4,720,741)	(650,536)
Accrued expenses and other current liabilities	1,441,732	16,811,087	2,316,630
Income tax payable	1,990,524	1,875,544	258,457
Contract liabilities	(5,492,726)	2,081,323	286,814
Amount due to related parties	15,070,141	(13,836,127)	(1,906,669)
Lease liabilities	(90,695)	(95,003)	(13,092)
Other Current liabilities	119,707	2,638,092	363,539

Net cash provided by (used in) operating activities	61,589,994	(8,236,979)	(1,135,086)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Julong Online	(59,098,500)	-	-
Net cash (used in) investing activities	(59,098,500)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term borrowing	(10,000,000)	10,000,000	1,378,037
Payment of deferred offering costs	(4,835,479)	(1,169,139)	(161,112)
Net cash (used in) provided by financing activities	(14,835,479)	8,830,861	1,216,925

Net (decrease) increase in cash, cash equivalents and restricted cash	(12,343,985)	593,882	81,839
Cash, cash equivalents and restricted cash at beginning of the period	25,614,931	20,772,130	2,862,476

Cash, cash equivalents and restricted cash at end of the period	13,270,946	21,366,012	2,944,315

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Supplemental disclosure of cash flow information
- Income taxes (refund)	(17,571)	(68,832)	(9,485)
- Interest paid	9,000	5,193	716

II-4

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Julong Holding Limited (“Julong Holding”, or the “the Company”) was incorporated under the law of Cayman Islands on August 7, 2023 as an exempted company with limited liability. The Company and its direct or indirectly owned subsidiaries (collectively, the “Group”) are a provider of intelligent integrated solutions to public utilities, enterprises, commercial, and multifamily properties operating at scale in the People’s Republic of China (“PRC”).

(b) Organization

Julong Holding owns 100% equity interest of Jiangshan Holding Limited (“Jiangshan BVI”). Hong Kong Changfeng Holding Limited (“HK Changfeng”) is incorporated under the laws of Hong Kong and it is a 100% wholly-owned subsidiary of Jiangshan BVI. Beijing Junxinyuan Technology Development Co. Ltd. (“Beijing Junxinyuan”) is a wholly-owned subsidiary of HK Changfeng incorporated in PRC.

After February 21, 2024, Julong Holding owns 100% equity interest of Liyun Holding Limited (“Liyun BVI”). Hong Kong Qinan Holding Limited (“HK Qinan”) is a 100% wholly-owned subsidiary of Liyun BVI in Hongkong.

Julong Online (Beijing) Technology Development Co., Ltd. (“Julong Online”) was established under the laws of the PRC on June 3, 1997, who is the Group’s main operating entity in China.

(c) Reorganization

In anticipation of an initial public offering (“IPO”) of the Company’s equity securities, the Group undertook the following steps to effect a reorganization (the “Reorganization”):

● Formation of Julong Holding, Jiangshan BVI, HK Changfeng, and Beijing Junxinyuan.

● HK Qinan injected US$83,490 in Julong Online and became Julong Online’s 1.00% shareholder.

● Beijing Junxinyuan obtained 99.00% equity interests of Julong Online with consideration of RMB59,098,500.

● Julong Holding acquired 100% of Liyun BVI, the 100% shareholder of HK Qinan, by issuing 11,132 of its own common shares, through which Julong Holding indirectly holds 100% of equity interests in Julong Online.

● Julong Holding issued 20,000,000 ordinary shares to Datongyi Holding Limited, a British Virgin Islands company, Datongyi Holding Limited, a British Virgin Islands company, of which 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu.

Immediately before and after the Reorganization as described above, Julong Holding together with its subsidiaries, Jiangshan BVI, HK Changfeng, Beijing Junxinyuan and Julong Online were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

II-5

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of presentation and consolidation

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial statements should be read in conjunction with the Group’s combined and consolidated financial statements for the years ended September 30, 2023 and 2024.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include but not limited to Significant accounting estimates reflected in the Group’s consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Group’s, allowance for doubtful accounts and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

(c) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries incorporated in PRC is the RMB. The functional currencies of the Company and its subsidiaries incorporated outside the PRC are their respective local currencies.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated monthly using the exchange rate of the last day of the previous month. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

II-6

Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as other income (expense), net, in the consolidated statements of operations.

(d) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into United States dollar (“US$”) as of and for the Six Months Ended March 31, 2025 are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 for RMB7.2567, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025.

(e) Fair value

A financial instrument’s categorization within the fair value hierarchy as established by ASC 820, Fair value measurements and disclosure is based upon the lowest level of input that is significant to the fair value measurement. The established fair value hierarchy has three levels based on the reliability of the inputs used to measure fair value which include:

Level 1 —Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 —Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, accounts receivable, note receivables, payables, related party receivables and related party receivables.

(f) Cash, cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Group’s consolidated balance sheets and is included in the total cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for performance of sales contract.

(h) Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluations of its customers, and assesses allowance for doubtful accounts based on expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable are written off when there is no reasonable expectation of recovery.

II-7

The Group elected to early adopt Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method from January 1, 2020. The Group has developed a current expected credit losses (“CECL”) model for class of customers, including our related parties, with similar risk characteristics based on historical experience, credit quality of its customers, current economic conditions and supportable forecasts of future economic conditions that may affect customers’ ability to pay. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the financial statements.

(i) Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our consolidated balance sheets as “contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

The condition required for a payment to be converted to an accounts receivable under service contract to provide engineering solutions of intelligent projects is that the customer agrees the work progress performed by the Group and accepts the invoice issued by the Group.

The time frame for a contract asset to be reclassified to a receivable (or consideration from customer becomes unconditional) is between 6 months to 36 months.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

(j) Deferred Offering Costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the IPO. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of September 30, 2024 and March 31, 2025, the Company has incurred RMB4,933,304 and RMB6,102,442 of deferred offering costs, respectively.

(k) Revenue recognition

Revenues of the Group are primarily derived from providing engineering solutions of intelligent projects, operation and maintenance of intelligent projects, and sales of equipment and materials of intelligent systems.The Group applies ASU 2014-09, Revenue from Contracts with Customers — Topic 606 (“ASC 606”) for its revenue recognition for all periods presented.

Revenue is recognized when control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance

The Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

II-8

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Revenue recognition policies for each type of revenue steams are as follows:

i) Service to provide engineering solutions of intelligent projects

Revenue relating to providing engineering solutions of intelligent projects are generally recognized based on the Group’s efforts or inputs to the satisfaction of its performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Group has the right to bill the customer as costs are incurred. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion) to measure progress. The Group generally uses the cost-to-cost measure of progress method because it best depicts the transfer of control to the customer which occurs as the Group incurs costs on its contracts. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on this type of contracts in progress are charged to operations, in total, in the period the losses are identified.

The Group’s contract with the customer has payment terms specified based upon certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, 2) quarterly or monthly payment based on progress report agreed by the customer; 3) completion and acceptance of the project, and 4) completion of guarantee period, normally 24 months after completion. As the Group’s customers are required to pay the Group at different billing stages over the contract period, as such, the Group believes the progress payments limit the Group’s exposure to credit risk and the Group would be able to collect substantially all of the consideration gradually at different stages.

The timing of the satisfaction of our performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of our performance obligations and the unconditional right to payment would contribute to contract assets and contract liabilities.

Cost based input methods of revenue recognition require the Group to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, including materials, labor, and other costs. The estimate of unit material costs are reviewed and updated on a quarterly basis, based on the updated information available in the supply markets. The estimate of material quantities to be used for completion is also reviewed and updated on a quarterly basis, based on the updated information on the progress of project execution. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, the Group recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated.

The Group has no obligations for returns, refunds or similar obligations for services to provide engineering solutions of intelligent projects,.

The aggregate amount of the transaction price allocated to the performance obligations for engineering solution service that are partially unsatisfied was RMB12,830,146 which is expected to recognize as revenue within 60 months as of March 31, 2025 using an input measure method for the for the engineering solution service.

ii) Service to provide operation and maintenance of intelligent projects

Revenue from maintenance type of contracts requires the Group to render routine maintenance on the customers’ various intellectualized systems during the contracted periods, which is generally between one to four years. Revenue generated from services of operation and maintenance of intelligent projects is recognized over the coverage period on a straight-line basis.

II-9

As of March 31, 2025, the Group had system maintenance revenue amounting to RMB15,088,144 which is expected to be recognized within 36 months from March 31, 2025, all on a straight-line basis.

iii) Sales of equipment and materials of intelligent systems

The Group generates revenue from sales of equipment and materials of intelligent systems.

Product sales generally require customer acceptance. Thus, the revenue is recognized at point in time upon customer acceptance after goods are delivered to the customers. No product warranty is provided to customers under this type of sales contracts.

(l) Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize any uncertain tax positions as of March 31, 2025.

(m) Leases

The Group adopted ASC 842, Leases (“ASC 842”) on January 1, 2019, using the modified retrospective transition method and adopted the package of practical expedients, which allowed the Group to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of ASC 842, the Group elected to use the remaining lease term as of January 1, 2019 in estimation of the applicable discount rate for leases that were in place at adoption.

In evaluating whether an agreement constitute a lease upon adoption of ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. All the leases of the group are operating leases. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

Right of sue (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”) or the rate implicit in the lease if available. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

II-10

(n) Income per share

Basic income per share is computed by dividing net income attributable to the holders of shares by the weighted average number of shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(r) Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

3.	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update expands disclosures related to income taxes, including enhanced information about the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

4.	Concentration and risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group’s management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(b) Concentration of customers:

The following customers accounted for 10% or more of revenue for the six months ended March 31, 2024 and 2025:

	Six Months Ended March 31,
	2024	2025
	RMB	RMB
Customer A	43,320,274	42,257,767
Customer B	3,476,508	10,051,313
Customer C	16,651,004	34,440,743

The following customers accounted for 10% or more of the Group’s accounts receivable and amounts due from related parties as of September 30, 2024 and March 31, 2025:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Customer A	4,525,495	3,826,469
Customer B	7,055,869	6,706,071
Customer C	1,748,863	1,748,863
Customer D	*	3,177,983

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(c) Concentration of suppliers

Below suppliers represent more than 10% of the Group’s total purchases for the six months ended March 31, 2024 and 2025:

	Six Months Ended March 31,
	2024	2025
	RMB	RMB
Supplier A	*	18,600,197
Supplier B	*	10,377,124
Supplier C	*	7,641,441

*	Represents less than 10%

(d) Foreign currency risk

Currency convertibility risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. As of September 30, 2024 and March 31, 2025, the Group has cash and cash equivalents and time deposits that are denominated in US$, totaling US$3,513 and, US$3,514 as of September 30, 2024 and March 31, 2025, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts as of September 30, 2024 and March 31, 2025 are as follows:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Accounts receivable	13,318,276	17,792,273
Less: allowance for doubtful accounts	(641,101)	(738,023)
Total Accounts receivable, net	12,677,175	17,054,250

The roll-forward of the allowance for doubtful accounts related to accounts receivable for the year ended September 30, 2024 and for the six months ended March 31, 2025 were as follows:

	For the year ended September 30, 2024	For the six months ended March 31, 2025
	RMB	RMB
Beginning of the year	1,271,180	641,101
(Reversal) provision of allowance for doubtful accounts	(630,079)	96,922
End of the year/period	641,101	738,023

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6.	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Contract assets – current, net:
Revenue recognized in excess of amounts paid or billed (account receivable) to the Group on uncompleted contracts	125,144,653	143,899,869
Retention receivables	226,996	2,337,851
Less: allowance for credit loss	(2,292,498)	(2,604,481)
Total	123,079,151	143,633,239
Contract assets – non- current, net:
Retention receivables	4,824,870	4,348,188
Less: allowance for credit loss	-
Total	4,824,870	4,348,188

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Contract liabilities:
Payments received or receivable in excess of revenue recognized on uncompleted contracts	255,740	2,337,063
Total	255,740	2,337,063

The movements in the allowance for credit loss related to contract assets for the year ended September 30, 2024 and for the six months ended March 31, 2025 were as follows:

	For the year ended September 30, 2024	For the six months ended March 31, 2025
	RMB	RMB
Balance at beginning of the year	1,253,735	2,292,498
Additions	1,038,763	311,983
Balance at end of the year/period	2,292,498	2,604,481

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Prepayment for inventories and others	260,033	1,109,243
Deferred offering costs	4,933,304	6,102,442
Prepaid taxes	961,824	871,776
Total	6,155,161	8,083,461

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8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Motor vehicles	455,795	455,795
Electronic devices, furniture and office equipment	11,800	11,800
Software application	103,010	103,010
Total	570,605	570,605
Less: accumulated depreciation	(473,246)	(480,363)
Property, plant and equipment, net	97,359	90,242

The Group recorded depreciation expenses of RMB17,690 and RMB7,117 for the six months ended March 31, 2024 and 2025, respectively.

9.	SHORT-TERM BORROWING

In November 2024, Julong Online entered into a rolling loan facility agreement with Industrial and Commercial Bank of China with borrowing credit of RMB10,000,000, bearing interest rate of 3.1% per annum with a maturity date in November 2025.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Salary and welfare payable	385,332	342,889
Accrued liabilities to suppliers	94,510,610	110,670,068
Other tax payable	10,461,217	13,099,309
Supplier deposit for quality	2,305,592	3,088,604
Service fee	58,320	-
Others	1,146,400	1,115,781
Total	108,867,471	128,316,651

11.	LEASES

Operating leases of the Group mainly include leases of office space. The components of lease expenses were as follows:

	For the Six Months ended March 31, 2024	For the Six Months ended March 31, 2025
	RMB	RMB
Lease cost
Operating lease cost	192,928	163,524
Short term lease cost	-
Total lease cost	192,928	163,524

Operating lease cost was recognized as rental expenses in consolidated statements of operations on a straight-line basis over the lease term. For the six months ended March 31, 2024, and 2025, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

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Supplemental cash flows information related to leases was as follows:

	For the Six Months ended March 31, 2024	For the Six Months ended March 31, 2025
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	(90,695)	(95,003)
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	-	-

Supplemental balance sheet information related to leases was as follows:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Operating leases
Operating lease right-of-use assets, net	127,163	32,161
Total operating lease assets	127,163	32,161
Operating lease liabilities, current	95,003	-
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	95,003	-

	As of March 31,2024	As of March 31, 2025
Weighted average remaining lease term- operating lease	1.25 years	0.25 years
Weighted average discount rate- operating lease	4.75%	4.75%

The following is a maturity analysis of lease liabilities

As of March 31, 2025 the Group did not have any lease contracts whose leases had not yet commenced.

12.	FAIR VALUE MEASUREMENT

The Group’s financial assets and liabilities primarily include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, amounts due from related parties, amount due to related parties, short-term borrowing, accounts payable and other current liabilities.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, amounts due from related parties, other receivables, amount due to related parties, short-term borrowing, accounts payable and other current liabilities approximate their fair values.

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13.	REVENUE

The following table disaggregates the Group’s revenue by major sources:

	Six Months Ended March 3l,
	2024	2025
	RMB	RMB
Engineering solutions of intelligent projects	86,317,471	97,860,980
Operation and maintenance of intelligent projects	4,862,650	4,303,976
Sales of equipment and materials of intelligent systems	1,665,691	10,290
Total	92,845,812	102,175,246

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	Six Months Ended March 3l,
	2024	2025
	RMB	RMB
Revenue recognized at a point in time	1,665,691	10,290
Revenue recognized over time	91,180,121	102,164,956
Total	92,845,812	102,175,246

Revenues with amount of RMB92,845,812 and RMB102,175,246 was recognized in the six months ended March 31,2024 and 2025 which was included in the balance of contract liabilities at September 30, 2023 and 2024. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are RMB21,538,052 and RMB18,488,920 of the remaining performance obligations as of September 30, 2024 and March 31, 2025, respectively, with the remainder recognized thereafter.

14.	INCOME TAXES

Cayman Islands (“Cayman”)

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation (“BVI”)

Jiangshan Holding Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Jiangshan Holding Limited is not subject to income tax.

Hong Kong (“HK”)

Hong Kong Changfeng Holding Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.

The People’s Republic of China

Under the PRC Enterprise Income Tax Law, the statutory income tax rate is 25%, and the enterprise income tax rate will be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTEs”). Julong Online first obtained a HNTE certificate in 2019 and was entitled to enjoy the preferential tax rate of 15% after 2019.

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The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Six Months Ended March 3l,
	2024	2025
	RMB	RMB
Current tax expense	1,646,015	2,107,365
Deferred tax expense	(56,182)	(62,182)
Total	1,589,833	2,045,183

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	As of September 30,2024	As of March 31,2025
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	3,644	3,752
Operating lease liabilities	6,668	7,909
Allowance for receivables	565,519	626,460

Total deferred tax assets	575,831	638,121
Less: valuation allowance	(3,644)	(3,752)

Total deferred tax assets, net	572,187	634,369

Total deferred tax liabilities	-	-

Deferred tax assets, net	572,187	634,369

The roll forward of valuation allowances of deferred tax assets:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB
Balance as of beginning of year	-	3,644
Addition of valuation allowance	3,644	108
Balance as of end of year	3,644	3,752

Following is a reconciliation of income tax expense at the effective rate from income tax at the statutory rate:

	Six Months Ended March 3l,
	2024	2025
	RMB	RMB
Income before income taxes	10,483,041	13,627,541
Income tax expense computed at statutory income tax rate	2,620,760	3,406,885
Tax effect of preferential tax rate	(1,048,304)	(1,362,754)
Permanent differences	15,191	989
Effect of income tax rate difference in other jurisdictions	(1,458)	(44)
Change in valuation allowance	3,644	107
Total	1,589,833	2,045,183

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets. Valuation allowances are established for deferred tax assets based on a more likely than not threshold.

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15.	EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB630,334 and RMB621,329 for the six months ended March 31, 2024 and 2025, respectively.

16.	NET INCOME PER SHARE

For the purpose of calculating net income per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Reorganization as described in Note 1 took place at the earliest period presented.

	Six Months Ended March 3l,
	2024	2025
	RMB	RMB
Numerator:
Net income
Net income attributable to ordinary shareholders of Julong Holding Limited	8,887,338	11,566,664
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	20,001,132	20,011,132
Basic and diluted net income per share	0.44	0.58

17.	RELATED PARTY TRANSACTION

Major related parties that transacted with the Group and their respective relationship to the Group are listed as below:

Name of related parties	Relationship with the Group
Beijing Yihai Construction Engineering Co., Ltd.	Company controlled by Hu Jiaqi
Beijing Jianlei International Decoration Engineering Co., Ltd.	Company controlled by Hu Jiaqi
Wu Yue	Shareholder

		Six Months Ended March 3l,
Nature of transactions	Related party	2024	2025
		RMB	RMB
Revenue from engineering solutions and services of intelligent projects	Beijing Jianlei International Decoration Engineering Co., Ltd.	43,320,274	42,257,767
Total		43,320,274	42,257,767

		Six Months Ended March 3l,
Nature of transactions	Related party	2024	2025
		RMB	RMB
Purchase of services	Beijing Yihai Construction Engineering Co., Ltd.	57,940	57,940
Total		57,940	57,940

Nature of balance	Related party	As of September 30, 2024	As of March 31, 2025
		RMB	RMB
Amounts due from related parties relating to operating activities	Beijing Jianlei International Decoration Engineering Co., Ltd.	4,525,495	3,826,469
Total		4,525,495	3,826,469

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Nature of balance	Related party	As of September 30, 2024	As of March 31, 2025
		RMB	RMB
Amounts due to related parties relating to operating activities	Beijing Jianlei International Decoration Engineering Co., Ltd.	13,894,067	-
Amounts due to related parties relating to operating activities	Beijing Yihai Construction Engineering Co., Ltd.	202,790	260,730
Amounts due to related parties relating to operating activities	Beijing Huiju Tianxia Investment Co., Ltd	350,000	350,000
Total		14,446,857	610,730

18.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of September 30, 2024 and March 31,2025, the Group did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

The Group is subject to periodic legal or administrative proceeding in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Company, who reviews financial information when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur costs, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. All of the Company’s operating facilities and long-lived assets are in China. The Group has determined that it has only one operating segment as defined by ASC 280.

20.	SUBSEQUENT EVENT

The Group has evaluated subsequent events through September 24, 2025, which is the date when the unaudited condensed consolidated financial statements are available to be disclosed.

On June 9, 2025, the Securities and Exchange Commission declared effective Julong Holding’s Registration Statement on Form F-1. On July 2, 2025, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.0 per share, generating net proceeds of approximately US$3.4 million after deducting underwriting discounts and commissions and offering expenses. the underwriter has exercised its over-allotment option in full to purchase an additional 187,500 Class A ordinary shares at the public offering price from the Company, bringing additional gross proceeds of US$750,000 to the Company before deducting underwriting discounts and commissions.

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